                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)

                              Quanta Services, Inc.
                              --------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

                 Leslie J. Parrette, Jr., Senior Vice President,
                     General Counsel and Corporate Secretary
 -------------------------------------------------------------------------------
                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
                -----------------------------------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               CUSIP No. 74762E102
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Aquila, Inc. (formerly, UtiliCorp United Inc.)    #440541877
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)
           (b)  X
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS (See Instructions)
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)

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   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
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  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 12,821,579
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   12,821,579
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,821,579
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                       X
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.96%**
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         CO
-------- -----------------------------------------------------------------------

*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, originally filed on October 4, 1999, Aquila has the ability to vote or direct the vote of the shares subject to the
     Stockholder's Voting Agreements only in two limited, tax-related circumstances. Aquila expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting
     Agreements.

**   The percentage reflected in row 13 above is obtained by using 85,691,319 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 59,799,848 shares of Issuer's issued and outstanding Common Stock (as indicated as outstanding as of August 9, 2002 in Issuer's Form 10-Q filed on August 14, 2002), (b) 8,666,666 new shares of Common Stock issued by Issuer (as indicated in Issuer's press release dated October 16, 2002), (c) 12,527,905 shares of Common Stock into which
     Issuer's Series A Convertible Preferred Stock held by Aquila is convertible, and (d) 4,696,900 shares of Common Stock into which Issuer's
     Series A Convertible Preferred Stock held by First Reserve Fund IX L.P. is convertible. Also note that the percentage of Common Stock owned by Aquila on a partially diluted basis is approximately

     14.26%. This percentage is obtained by using 89,938,465 shares as the denominator, which includes (a) the 85,691,319 shares discussed above, (b)
     1,083,750 shares of Limited Vote Common Stock (as indicated as outstanding as of August 9, 2002 in Issuer's Form 10-Q filed on August 14, 2002), and
     (c) 3,163,396 shares of Common Stock into which the Issuer's Convertible
     Subordinated Notes can be converted (as indicated in the Issuer's Form 10-Q filed on August 14, 2002). Aquila's ownership can be further diluted by (x)
     other classes of Issuer's securities that can be converted into Common
     Stock and (y) shares of Common Stock issuable under Issuer's Stock Option
     Plan.

                               AMENDMENT NO. 29 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of
Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on
October 4, 1999 on behalf of Aquila (the "Original Schedule 13D") and twenty-eight amendments thereto filed on October 8, 1999, October 14, 1999,
October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April
27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1,
2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001,
November 13, 2001, November 28, 2001, February 8, 2002, February 25, 2002, March
7, 2002, March 12, 2002, March 21, 2002, March 26, 2002, May 22, 2002, July 31,
2002 and August 27, 2002 respectively, on behalf of Aquila are incorporated by reference and amended as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            Pursuant to a letter agreement dated October 15, 2002, Aquila sold
(a) 3,303,100 shares of Common Stock, at $3.00 per share, and (b) 939,380 shares of Series A Convertible Preferred Stock (convertible into 4,696,900 shares of
Common Stock), at $3.00 per Common Stock share equivalent, to First Reserve Fund
IX L.P. through a privately negotiated transaction for $24,000,000.

            The shares of Common Stock that were sold as indicated above represent 9.34% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 8.89% on a partially diluted basis. In the aggregate, Aquila beneficially owns 12,821,579 shares of Issuer's Common Stock, which represent 14.96% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 14.26% on a partially diluted basis.

ITEM 6.  CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         On October 15, 2002, Aquila entered into a letter agreement with First
Reserve Fund IX L.P., which is described in greater details in Item 5 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Letter Agreement between Aquila, Inc. and First Reserve Fund IX L.P.
dated October 15, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2002            Aquila, Inc.

                                     By:    /s/ Leslie J. Parrette, Jr.
                                     Name:  Leslie J. Parrette, Jr.
                                     Title: Senior Vice President, General
                                            Counsel and Corporate Secretary

                                  Aquila, Inc.
                              20 West Ninth Street
                           Kansas City, Missouri 64105

                                October 15, 2002

First Reserve Fund IX, L.P.
c/o First Reserve Corporation
600 Travis Street
Houston, Texas 77002

Ladies and Gentlemen:

         This letter agreement (this "Agreement") sets forth the terms and conditions pursuant to which Aquila, Inc. ("Aquila") will sell to First Reserve
Fund IX, L.P., a Delaware limited partnership ("First Reserve"), and First
Reserve will purchase from Aquila, (i) 3,303,100 shares of common stock, par value $0.00001 per share (the "Common Stock") of Quanta Services, Inc., a
Delaware corporation ("Quanta") and (ii) 939,380 shares of Series A Convertible
Preferred Stock, par value $0.00001 per share, of Quanta (the "Series A
Preferred Stock") owned by Aquila. First Reserve and Aquila can be referred to collectively as "Parties" or individually as a "Party" under this Agreement.

         This Agreement is being entered into in connection with (i) the
Securities Purchase Agreement between Quanta and First Reserve (the "Purchase
Agreement"), to be dated October 15, 2002, and the other agreements contemplated thereunder, whereby First Reserve is purchasing shares of capital stock of
Quanta, and (ii) the Consent Letter Agreement between Aquila and Quanta, dated
October 15, 2002 (the "Consent Letter"), by which Aquila has agreed to various consents and waivers with respect to the transactions effected by this Agreement and the Purchase Agreement.

         1. Number of Shares. The number of shares of Common Stock that Aquila will sell to First Reserve under this Agreement will be 3,303,100 shares (the
"Quanta Common Shares"), and the number of shares of Series A Preferred Stock that Aquila will sell to First Reserve under this Agreement will be 939,380 shares (the "Quanta Preferred Shares" and, together with the Quanta Common
Shares, the "Quanta Shares").

         2. Price. First Reserve shall purchase from Aquila (i) the Quanta
Common Shares at $3.00 per share and (ii) the Quanta Preferred Shares at $15.00 per share.

         3. Representations and Warranties of First Reserve. By signing this
Agreement, First Reserve hereby makes the following representations and warranties:

          a.   First Reserve qualifies as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities
               Act of 1933.

          b.   First Reserve has reasonable access to, and has had sufficient opportunity to carefully review and analyze, all material
               information about Quanta's business, financial condition,
               operations and value that First Reserve believes to be relevant to its purchase of the Quanta Shares (including, without
               limitation, a release of Quanta's quarterly financial results for the fiscal quarter ended June 30, 2002). First Reserve is
               sophisticated and experienced in evaluating the merits and risks involving an investment in Quanta securities and the particulars of the purchase of the Quanta Shares. First Reserve has the ability to bear the economic risks of its purchase of the Quanta
               Shares, and has been able to obtain all information required in making an informed decision regarding its investment.

          c.   First Reserve is acquiring the Quanta Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same.

         4. Representations and Warranties of Aquila. By signing this Agreement,
Aquila hereby makes the following representations and warranties:

          a.   Aquila has reasonable access to, and has had sufficient
               opportunity to carefully review and analyze, all material
               information about Quanta's business, financial condition,
               operations and value that Aquila believes to be relevant to its sale of the Quanta Shares (including, without limitation, a release of Quanta's quarterly financial results for the fiscal quarter ended June 30, 2002).

          b.   At the time immediately before the completion of the sale and purchase of the Quanta Shares in accordance with this Agreement, the Quanta Shares shall be Aquila's absolute property free of any security, lien, encumbrance or adverse interest whatsoever and together with all benefits or entitlements applicable to such
               Quanta Shares, except for those transfer restrictions that might be applicable to the Quanta Shares pursuant to the securities laws.

          c.   Aquila has executed and delivered the Consent Letter, a copy of which has been provided to First Reserve.

         5. Acknowledgement and Disclaimer. First Reserve further acknowledges that Aquila may possess certain information regarding Quanta or otherwise
(including, but not limited to, its plans and intentions regarding Quanta) that
First Reserve may not possess, that such undisclosed information may be material to the value of the Quanta Shares and is not being disclosed to First Reserve and First Reserve has not requested such disclosure. Aquila further acknowledges that First Reserve may possess certain information regarding Quanta or otherwise
(including, but not limited to, its plans and intentions regarding Quanta) that
Aquila may not possess, and such undisclosed information may be material to the value of the Quanta Shares and is not being disclosed to Aquila and Aquila has not requested such disclosure. Neither Party has relied on any information provided by, or any representation or warranty of, the other Party, except as expressly set forth in this Agreement. Under no circumstances may a Party hold the other Party liable for not disclosing any information.

         6. Closing and Payment. Upon the execution of this Agreement by First
Reserve, each respective Party shall simultaneously do the following:

          a.   First Reserve shall immediately pay Aquila US$24,000,000 by wire transfer to an account designated by Aquila in writing; and

          b.   Aquila shall immediately deliver to First Reserve (i) the stock certificates representing the Quanta Preferred Shares, (ii) the
               Stock Power with respect to the Quanta Preferred Shares (a sample of which is attached hereto), and (iii) a copy of the transfer instructions from Aquila to Raymond James (where such Quanta
               Common Shares are held), instructing Raymond James to transfer such shares to an account specified by First Reserve (and Aquila shall take all necessary action to ensure that such transfer is effected).

         7. Governing Law and Dispute Resolution. This Agreement in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, U.S. Any disputes or disagreements arising under or related to this Agreement will be subject to the exclusive jurisdiction of the
Courts of the State of Delaware or the United States District Court for the
District of Delaware.

         8. Indemnification. Each Party acknowledges that (a) it understands the meaning and legal consequences of the representations, warranties and agreements contained herein; (b) the other Party is relying on the accuracy of such representations, warranties and agreements; and (c) the other Party would not have entered into this transaction if any representation, warranty or agreement were known to be materially false. Accordingly, each Party agrees to indemnify and hold harmless the other from and against any and all loss, damage, liability, cost or expense due to or

arising out of a breach of any of its representations, warranties or agreements contained herein. This indemnity will survive the purchase and sale of the
Quanta Shares herein.

         9. Binding Effect. This Agreement will be binding upon and inure to the benefit of the parties and their heirs, successors, legal representatives and assigns.

         10. Entire Agreembent. This Agreement constitutes the entire agreement between the Parties pertaining to the purchase and sale of the Quanta Shares and supersedes any prior understanding.

         11. Counterparts; Facsimile Signatures. This Agreement may be
executed in several counterparts, each of which will be deemed an original and which together will constitute one and the same instrument. This Agreement may be executed by facsimile signatures.

                                     Very truly yours,

                                     AQUILA, INC.

                                     By: /s/ Keith G. Stamm
                                     Name: Keith G. Stamm
                                     Title: Chief Operating Officer
                                     Date: October 15, 2002

Agreed to and accepted:
FIRST RESERVE FUND IX, L.P.
By:      First Reserve GP IX, L.P.,
         General Partner
By:      First Reserve G.P. IX, Inc.
         General Partner

By: /s/ Thomas R. Denison
Name:    Thomas R. Denison
Title:   Managing Director
Date:    October __, 2002